BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

ORDINARY General MEETING

Meeting to be held on March 31, 2025

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution 81/2022, hereby provides its shareholders with the consolidated synthetic voting map of the Ordinary General Meeting to be held on March 31, 2025 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody, central depository and bookkeeping agents, as attached.

São Paulo, March 30th, 2025

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.

ANNEX

OGM - Ordinary General Meeting

Consolidated Synthetic Voting Map*

2024 Financial Statements	Asset	Approve	% Total Approval	Reject	% Total Rejection	Abstain
1. To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2024:	ON	1,207,052,994	97.61%	1,773,625	0.14%	27,743,486

2024 Net Income Allocation	Asset	Approve	% Total Approval	Reject	% Total Rejection	Abstain
2. To approve the Management's proposal for the allocation of net income calculated in the fiscal year of 2024:	ON	1,236,567,236	100.00%	51	0.00%	2,818

2025 Management Global Compensation	Asset	Approve	% Total Approval	Reject	% Total Rejection	Abstain
3. To set the annual global compensation for the year 2025 for the Company's Management (Board of Directors and Board of Executive Officers) in the amount of up to R$131,056,939.17 (one hundred and thirty-one million, fifty-six thousand, nine hundred and thirty-nine reais and seventeen cents). Such amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the exercise of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan:	ON	1,115,127,336	90.18%	121,346,163	9.81%	96,606

Election of Members of the Fiscal Council	Asset	Approve	% Total Approval	Reject	% Total Rejection	Abstain
4. Elect the following members of the Fiscal Council (the shareholder may vote for the approval of the election of up to three (3) candidates and their respective alternates):						
Antonio Mathias Nogueira Moreira (Effective) / Attilio Guaspari (Alternate)	ON	1,236,312,857	99.98%	252,355	0.02%	4,893
Ricardo Florence dos Santos (Effective) / Marco Antônio Peixoto Simões Velozo (Alternate)	ON	1,236,312,806	99.98%	252,404	0.02%	4,895
Alexandre Eduardo De Melo (Effective) / José Luiz de Souza Gurgel (Alternate)	ON	1,236,314,615	99.98%	250,552	0.02%	4,938

2025 Members of the Fiscal Council Compensation	Asset	Approve	% Total Approval	Reject	% Total Rejection	Abstain
5. To set the compensation for the fiscal year 2025 for the effective members of the Fiscal Council in an amount corresponding to ten percent (10%) of the average amount of compensation attributed to the Company's Executive Officers (not including benefits, representation allowances and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6,404/1976, considering the maximum amount of R$943,060.83 (nine hundred and forty-three thousand, sixty reais and eighty-three cents):	ON	1,235,243,726	99.98%	669,411	0.05%	656,968

*The votes on the Map above represent 77% of the total shares issued by the Company, excluding treasury shares.